March 13, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Patterson-UTI Energy, Inc.
Registration Statement on Form S-4
Filed February 23, 2017
File No. 333-215655

Ladies and Gentlemen:

This letter sets forth the responses of Patterson-UTI Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 3, 2017, with respect to the Registration Statement on Form S-4, File No. 333-215655, filed with the Commission on January 23, 2017, as amended by Amendment No. 1, filed with the Commission on February 23, 2017 (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 to the Registration Statement unless otherwise specified.

General

1.	We note that there has been a lawsuit filed challenging the proposed merger. Please revise your disclosure to describe any litigation in connection with the transaction, including the complaint filed on February 22, 2017 against Seventy Seven and members of Seventy Seven’s board by Maria Comeaux.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 32 and 125 of the Registration Statement as requested.

2.	Please provide the information required by Item 18(a)(7) of Form S-4 for each person who will serve as a director or executive officer of the registrant. To the extent you intend to incorporate any such information by reference to your Annual Report filed on Form 10-K for the year ended December 31, 2016, we note that such Form 10-K incorporates by reference Part III information from your Definitive Proxy Statement on Schedule 14A to be filed. For guidance, refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE:

In response to the Staff’s comment, we have filed an amendment to our Annual Report on Form 10-K to include the previously omitted Part III information, which includes the information required by Item 18(a)(7) of Form S-4 for each person who will serve as a director or executive officer of the registrant. We have amended our disclosure on page 234 of the Registration Statement to incorporate by reference the amendment to our Annual Report on Form 10-K into the Registration Statement.

Securities and Exchange Commission

March 13, 2017

Opinion of SSE’s Financial Advisor, page 98

Sum of the Parts Analysis, page 102

3.	Please identify the peer companies utilized for purposes of this analysis.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 102 of the Registration Statement as requested to identify the peer companies utilized for purposes of the analysis presented in “Opinion of SSE’s Financial Advisor—Sum of the Parts Analysis.”

Certain Unaudited Prospective Financial Information of Patterson-UTI and SSE, page 110

4.	We note that the board books provided in response to prior comment 8 suggest that Morgan Stanley’s analysis relied on free cash flow projections prepared by each of Patterson-UTI and Seventy Seven. Please include corresponding disclosure or explain why you have omitted this information.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 112 – 114 of the Registration Statement as requested to include the free cash flow projections relied upon by Morgan Stanley & Co. LLC and Piper Jaffray & Co.

Material U.S. Federal Income Tax Consequences, page 153

5.	We note you have filed short-form tax opinions as Exhibits 8.1 and 8.2. Please revise your prospectus disclosure to state that the disclosure in this section is the opinion of counsel. Please also have counsel revise the second sentence of the second paragraph in Exhibit 8.2 to state that the prospectus discussion of tax consequences is counsel’s opinion. Please note that opining on the accuracy of the disclosure alone, without stating that the disclosure is the opinion of counsel, is not sufficient. For guidance, refer to Section III.C.2 of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 154 – 156 of the Registration Statement as requested. Also, counsel has revised its opinion in Exhibit 8.2 to the Registration Statement as requested.

6.	Please remove the statement in the last paragraph on page 153 that the summary of the material federal income tax consequences “is for general information only…” For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 154 of the Registration Statement as requested.

Securities and Exchange Commission

March 13, 2017

Unaudited Pro Forma Condensed Combined Financial Statements, page 157

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 160

Note 3. Estimate of Consideration Expected to be Transferred, page 161

7.	Update your presentation to use the most recent stock price at the time of filing as the basis for the value of the equity consideration to be issued in connection with the merger.

RESPONSE:

In response to the Staff’s comment, we have updated our presentation in “Note 3: Estimate of Consideration Expected to be Transferred” on page 162 of the Registration Statement to reflect the most recent stock price at the time of the filing as the basis for the value of the equity consideration to be issued in connection with the merger as requested.

Note 4. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 162

8.	Revise to provide a qualitative description of the factors that make up the goodwill to be recognized on a pro forma basis in connection with the merger. Refer to FASB ASC 805-30-50-1a.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 164 of the Registration Statement as requested.

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Securities and Exchange Commission

March 13, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Stephen M. Gill or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-4458 or (713) 758-3613, respectively.

Very truly yours,

PATTERSON-UTI ENERGY, INC.

By:	/s/ William Andrew Hendricks, Jr.
Name:	William Andrew Hendricks, Jr.
Title:	President and Chief Executive Officer

Enclosures

cc:	William A. Hendricks, Jr.
Stephen M. Gill, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.